FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☒             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Second half-yearly financial report	2

TELEFÓNICA GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL

STATEMENTS (CONDENSED CONSOLIDATED ANNUAL

ACCOUNTS) AND CONSOLIDATED INTERIM MANAGEMENT

REPORT FOR THE SIX MONTHS ENDED DECEMBER 31, 2011

	September 30,	September 30,	September 30,
Consolidated statements of financial position Millions of euros		Unaudited	Audited
	Note	12/31/2011	12/31/2010

A) Non-current assets		108,800	108,721

Intangible assets	7	24,064	25,026
Goodwill	7	29,107	29,582
Property, plant and equipment	7	35,463	35,797
Investment properties		6	5
Investments in associates	8	5,065	5,212
Non-current financial assets	10	8,678	7,406
Deferred tax assets		6,417	5,693

B) Current assets		20,823	21,054

Inventories		1,164	1,028
Trade and other receivables		11,331	12,426
Current financial assets	10	2,625	1,574
Tax receivables		1,567	1,331
Cash and cash equivalents	10	4,135	4,220
Non-current assets held for sale		1	475

Total assets (A+B)		129,623	129,775

A) Equity		27,383	31,684

Equity attributable to equity holders of the parent		21,636	24,452
Equity attributable to non-controlling interests		5,747	7,232

B) Non-current liabilities		69,662	64,599

Non-current interest-bearing debt	10	55,659	51,356
Non-current trade and other payables		2,092	2,304
Deferred tax liabilities		4,739	6,074
Non-current provisions		7,172	4,865

C) Current liabilities		32,578	33,492

Current interest-bearing debt	10	10,652	9,744
Current trade and other payables		17,855	19,251
Current tax payables		2,568	2,822
Current provisions		1,503	1,675

Total equity and liabilities (A+B+C)		129,623	129,775

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

	September 30,	September 30,	September 30,	September 30,	September 30,
Interim consolidated income statements Millions of euros	Note	July-December (*)		January-December
		2011	2010	2011 (*)	2010

Revenues	5	31,951	31,684	62,837	60,737
Other income		1,265	5,001	2,107	5,869
Supplies		(9,363)	(9,272)	(18,256)	(17,606)
Personnel expenses		(6,941)	(4,616)	(11,080)	(8,409)
Other expenses		(8,006)	(7,925)	(15,398)	(14,814)

Operating income before depreciation and amortization (OIBDA)	5	8,906	14,872	20,210	25,777

Depreciation and amortization	5	(5,190)	(4,854)	(10,146)	(9,303)

Operating income	5	3,716	10,018	10,064	16,474

Share of (loss) profit of associates	8	(101)	4	(635)	76

Finance income		377	480	827	792
Finance costs		(1,981)	(1,822)	(3,609)	(3,329)
Exchange gains (losses)		(172)	(53)	(159)	(112)
Net financial expense		(1,776)	(1,395)	(2,941)	(2,649)

Profit before tax from continuing operations		1,839	8,627	6,488	13,901

Corporate income tax		970	(2,401)	(301)	(3,829)

Profit for the period from continuing operations		2,809	6,226	6,187	10,072

Profit after tax from discontinued operations		—	—	—	—

Profit for the period		2,809	6,226	6,187	10,072

Non-controlling interests		(568)	166	(784)	95

Profit for the period attributable to equity holders of the parent		2,241	6,392	5,403	10,167

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.50	1.42	1.20	2.25

(*)	Unaudited data

Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated income statements.

	September 30,	September 30,
Interim consolidated statements of comprehensive income Millions of euros	January-December
	2011 (*)	2010

Profit for the period	6,187	10,072

(Losses) on measurement of available-for-sale investments	(13)	(61)

Reclassification of losses included in the income statement	3	202
Income tax impact	3	(57)

	(7)	84

Losses on hedges	(921)	(291)
Reclassification of losses included in the income statement	210	73
Income tax impact	217	62

	(494)	(156)

Translation differences	(1,265)	820

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(85)	(94)

Income tax impact	28	35

	(57)	(59)

Share of income (loss) recognized directly in equity (associates and others)	58	(84)

Reclassification of (gains) losses included in the income statement	—	—
Income tax impact	(9)	23

	49	(61)

Total comprehensive income recognized in the period	4,413	10,700

Attributable to:
Equity holders of the parent	4,002	10,409
Non-controlling interests	411	291

	4,413	10,700

(*)	Unaudited data

Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated statements of comprehensive income.

	000000	000000	000000	000000	000000	000000	000000	000000	000000	000000	000000	000000	000000
Interim consolidated statements of changes in equity Millions of euros	Attributable to equity holders of the parent											Non-controlling interests	Total equity
	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available- for-sale investments	Hedges	Equity of associates	Translation differences	Total

Balance at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Profit for the period	—	—	—	—	—	5,403	—	—	—	—	5,403	784	6,187
Other comprehensive income (loss) for the period	—	—	—	—	—	(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)

Total comprehensive income for the period						5,351	(7)	(494)	49	(897)	4,002	411	4,413
Dividends	—	—	—	—	—	(6,852)	—	—	—	—	(6,852)	(876)	(7,728)
Net movement in treasury shares	—	—	—	—	(777)	—	—	—	—	—	(777)	—	(777)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	984	—	—	—	(323)	661	(1,200)	(539)
Other movements	—	—	—	(15)	371	(206)	—	—	—	—	150	180	330

Financial position at December 31, 2011 (*)	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

Balance at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the period	—	—	—	—	—	10,167	—	—	—	—	10,167	(95)	10,072
Other comprehensive income (loss) for the period	—	—	—	—	—	(55)	84	(156)	(61)	430	242	386	628

Total comprehensive income for the period						10,112	84	(156)	(61)	430	10,409	291	10,700
Dividends	—	—	—	—	—	(5,872)	—	—	—	—	(5,872)	(440)	(6,312)
Net movement in treasury shares	—	—	—	—	(849)	—	—	—	—	—	(849)	—	(849)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—		—	4,307	4,307
Other movements	—	—	—	(16)	—	(954)	—	—	—	—	(970)	534	(436)

Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

(*)	Unaudited data

Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated statements of changes in equity.

	September 30,	September 30,
Interim consolidated statements of cash flow Millions of euros	January-December
	2011 (*)	2010
Cash received from customers	77,222	72,867
Cash paid to suppliers and employees	(55,769)	(51,561)
Dividends received	82	136
Net interest and other financial expenses paid	(2,093)	(2,154)
Taxes paid	(1,959)	(2,616)

Net cash from operating activities	17,483	16,672

Proceeds on disposals of property, plant and equipment and intangible assets	811	315
Payments on investments in property, plant and equipment and intangible assets	(9,085)	(8,944)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	4	552
Payments on investments in companies, net of cash and cash equivalents acquired	(2,948)	(5,744)
Proceeds on financial investments not included under cash equivalents	23	173
Payments made on financial investments not included under cash equivalents	(669)	(1,599)
Net flows on cash surpluses not included under cash equivalents	(646)	(621)
Government grants received	13	7

Net cash used in investing activities	(12,497)	(15,861)

Dividends paid	(7,567)	(6,249)
Transactions with equity holders	(399)	(883)
Proceeds on issue of debentures and bonds	4,582	6,131
Proceeds on loans, borrowings and promissory notes	4,387	9,189
Cancellation of debentures and bonds	(3,235)	(5,482)
Repayments of loans, borrowings and promissory notes	(2,680)	(7,954)

Net cash used in financing activities	(4,912)	(5,248)

Effect of foreign exchange rate changes on collections and payments	(169)	(463)

Effect of changes in consolidation methods	10	7

Net (decrease) in cash and cash equivalents during the period	(85)	(4,893)

Cash and cash equivalents at January 1	4,220	9,113

CASH AND CASH EQUIVALENTS AT DECEMBER 31	4,135	4,220

Reconciliation of cash and cash equivalents to the statement of financial position
BALANCE AT JANUARY 1	4,220	9,113

Cash on hand and at banks	3,226	3,830
Other cash equivalents	994	5,283

BALANCE AT DECEMBER 31	4,135	4,220

Cash on hand and at banks	3,411	3,226
Other cash equivalents	724	994

(*)	Unaudited data

Condensed notes 1 to 15 and Appendix I are an integral part of these interim consolidated statements of cash flow.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP

CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS (CONDENSED CONSOLIDATED ANNUAL

ACCOUNTS) FOR THE SIX MONTHS ENDED DECEMBER 31, 2011

(1)	BACKGROUND AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or “the Group”) operating primarily in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at street Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its by-laws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In 2011, the Telefónica Group has followed a regional, integrated management model based on business areas by geographical market and integrated wireline and wireless businesses. In addition, on September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure, embarking on a new era focused on the medium and long term future with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. A more detailed information of the activities carried out by the Group is provided in Note 5.

The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wire line and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements for the six-month period ended December 31, 2011 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal

Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2010.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on February 22, 2012.

Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of Euros and rounded.

(3)	COMPARATIVE INFORMATION

The accompanying interim financial statements include figures for 2010 for comparative purposes.

The main events and changes in the scope of consolidation affecting comparability of the consolidated information for 2011 and 2010 (see Appendix I for a more detailed explanation of the changes in the scope of consolidation during the period) are as follows:

2011

a)	Extension of the strategic partnership agreement with China Unicom

Expanding their existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and each committed to invest the equivalent of 500 million U.S. dollars in ordinary shares of the other party. Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, S.A.U. has acquired 282,063,000 ordinary shares of China Unicom equivalent to 358 million euros from third parties.

Subsequent to the execution of this transaction, Telefónica, through Telefónica Internacional, S.A.U., has a shareholding of approximately 9.57% of the voting shares of China Unicom.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting to the appointment of a board member named by China Unicom, in accordance with prevailing legislation and the Company’s Bylaws.

b)	Corporate restructuring in Brazil

On March 25, 2011 the respective Boards of Directors of each of the subsidiaries controlled by Telefónica, S.A., Vivo Participações and Telecomunicações de São Paulo S.A. (“Telesp”), approved the terms and conditions of a merger and restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on this same date, following authorization by the Brazilian telecommunications regulator, Anatel.

Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the share capital of Vivo, S.A. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences), against net equity attributable to non controlling interests.

On June 14, 2011, the respective Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo (now a direct subsidiary of Telesp).

The transaction was also subject to authorization from the Brazilian telecommunications regulator, and was approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The entity emerging from the merger changed its name of incorporation to Telefónica Brasil, S.A.

As a result of the merger of the Brazilian companies Telesp and Vivo Participações in October 2011, the tax value of certain assets identified in the purchase price allocation changes, among them licenses, as they become tax deductible under Brazilian tax regulation. The change in the tax value of the licenses requires the reduction of the deferred tax liability recognized in the prior purchase price allocation, resulting in an impact to “Corporate income tax” in the accompanying consolidated income statement in the amount of 1,288 million euros (952 million euros in profit attributable to equity holders of the parent company) (see Note 12).

c)	Redundancy Plan in Spain

On July 7, 2011, Telefónica de España, S.A.U. agreed with worker’s representatives a collective redundancy procedure for the period from 2011 to 2013, for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs (the “Redundancy Plan”). The Redundancy plan was approved by the employment authorities on July 14, 2011.

According to the Company estimation, the Group has recognized the estimated cost of the Redundancy Plan, amounting to 2,671 million euros, as “Personnel expenses” in the accompanying consolidated income statement for the six-month period ended December 31, 2011.

d)	Reduction of stake in Portugal Telecom

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%, resulting in cash inflow of 631 million euros from the sale of the ownership interests. In addition, Telefónica entered into three equity swap’s contracts on the share trading price of Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the economic returns. The investment is no longer reflected in the scope of consolidation through the equity method of accounting.

In 2011, an orderly settlement of a portion of the aforementioned equity swap contracts was performed, which gave rise to a profit of 184 million euros recognized under “Other income” in the consolidated financial statement for 2011.

2010

a)	Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (which owned shares representing approximately 60% of Vivo Participaçoes, S.A.) owned by Portugal Telecom. This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002.

Vivo Participações, S.A. was changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.

On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with 59.6% of its capital stock.

Pursuant to Brazilian legislation, on October 26, 2010, Telefónica, S.A. announced a tender offer for the voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock, for a total of 62.3%.

Additionally, in accordance with IFRS 3, the Telefónica Group remeasured the previously held 50% investment in Brasilcel, generating a capital gain of 3,797 million euros, recognized under “Other income” in the accompanying consolidated income statement.

The main impacts of this transaction are explained in Note 6.

b)	Acquisition of HanseNet Telekommunikation GmbH

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, and an acquisition cost in the amount of 275 million euros, which was ultimately reduced by 40 million euros upon completion of the transaction.

The company has been included in the Telefónica Group’s scope of consolidation under the full consolidation method.

c)	Devaluation of the Venezuelan Bolívar

Regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements were:

•

The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, which generated an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

(4)	ACCOUNTING POLICIES

The accounting policies applied in the preparation of the interim financial statements for the six months ended December 31, 2011 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2010, except for the adoption of new standards, amendments to standards and interpretations published by the IASB (International Accounting Standards Board) and the International Financial Reporting Interpretations Committee IFRS (IFRS Interpretations Committee) , and adopted by the European Union, effective as of January 1, 2011, noted below:

•	Revised IAS 24, Related party disclosures

This revised standard includes the following changes: (i) it includes a partial exemption for entities with government shareholdings, which requires disclosures of information on balances and transactions with these entities only if they are significant, taken individually or collectively; and (ii) it includes a new revised definition of a “related party.” The adoption of this standard has had no impact on the disclosures of the consolidated financial statements of the Group.

•	Amendments to IAS 32, Classification of rights issues

The purpose of this change is to clarify that rights issues that allow a set number of own equity instruments to be acquired for a fixed exercise price, are classified as equity, regardless of the currency in which the exercise price is denominated, provided that the issue is aimed at all holders of the same class of shares in proportion to the number of shares they already own. The adoption of these changes has had no impact on the financial position or results of the Group.

•	Improvements to IFRSs (May 2010)

These improvements establish a series of amendments to current IFRS with the aim of removing inconsistencies and clarifying wording. These amendments have had no impact on the results or financial position of the Group.

•	IFRIC 19, Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the terms of a financial liability are renegotiated with a creditor and a creditor accepts a company’s equity instruments to extinguish all or part of the liability, the instruments issued are considered to be part of the consideration paid to extinguish the financial liability; (ii) these instruments must be measured at their fair value, unless this cannot be reliably estimated, in which case the valuation of the new instruments must reflect the fair value of the financial liability settled; and (iii) the difference between the carrying amount of the extinguished financial liability and the initial value of the equity instrument issued is recognized in the income statement for the period. The adoption of these criteria introduced by this new interpretation has had no impact on the financial position or results of the Group.

•	Amendments to IFRIC 14, Prepayments when there is a minimum funding requirement

This change is applied in specific situations in which a company is obligated to make minimum annual contributions to its defined benefit plan and make prepayments in order to meet this obligation. The amendment allows a company to consider the economic benefits that arise from prepayments as an asset. The adoption of these criteria has had no impact on the financial position or results of the Group.

New standards, amendments and IFRS interpretations issued but not in effect as of December 31, 2011

At the date of preparation of these interim financial statements, the following IFRSs, amendments to IFRSs and IFRS interpretations were published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Revised IAS 19	Employee benefits	January 1, 2013
Revised IAS 27	Separate financial statements	January 1, 2013
Revised IAS 28	Investments in associates and joint ventures	January 1, 2013
Amendments to IFRS 7	Disclosures – Transfers of inancial assets	July 1, 2011
	Disclosures – Offsetting of financial assets and liabilities	January 1, 2013
	Disclosures – Transition to IFRS 9	January 1, 2015
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 12	Deferred taxes: Recovery of underlying assets	January 1, 2012
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014

Interpretations

IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and future transactions with financial instruments carried out on or after January 1, 2015.

(5)	SEGMENT INFORMATION

The following table presents profit and capital expenditure information regarding the Group’s operating segments for 2011 and 2010:

	September 30,	September 30,	September 30,	September 30,	September 30,
July-December 2011
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	8,361	15,072	7,699	819	31,951
Inter-segment revenues	171	48	163	(382)	—
Other operating income and expenses	(7,371)	(9,369)	(5,726)	(579)	(23,045)

Operating income before depreciation and amortization (OIBDA)	1,161	5,751	2,136	(142)	8,906

Depreciation and amortization	(1,039)	(2,466)	(1,602)	(83)	(5,190)

Operating income	122	3,285	534	(225)	3,716

Capital expenditures	2,011	3,227	997	151	6,386

	September 30,	September 30,	September 30,	September 30,	September 30,
July-December 2010 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	9,126	13,754	8,056	748	31,684
Inter-segment revenues	264	74	168	(506)	—
Other operating income and expenses	(5,247)	(4,568)	(6,215)	(782)	(16,812)

Operating income before depreciation and amortization (OIBDA)	4,143	9,260	2,009	(540)	14,872

Depreciation and amortization	(1,019)	(2,101)	(1,665)	(69)	(4,854)

Operating income	3,124	7,159	344	(609)	10,018

Capital expenditures	1,190	4,213	1,008	138	6,549

[1]

In accordance with the organizational scheme approved by the Company in September 2010, Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) (which were formerly part of Telefónica Latin America) form part of the scope of consolidation of Telefónica Europe since January 1, 2011. In order to improve the comparability of segment information, we have revised segment information for 2010, to reflect this new organizational scheme as if it had been implemented as of January 1, 2010.

	September 30,	September 30,	September 30,	September 30,	September 30,
January-December 2011
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	16,941	29,138	15,212	1,546	62,837
Inter-segment revenues	343	99	312	(754)	—
Other operating income and expenses	(12,212)	(18,296)	(11,291)	(828)	(42,627)

Operating income before depreciation and amortization (OIBDA)	5,072	10,941	4,233	(36)	20,210

Depreciation and amortization	(2,088)	(4,783)	(3,117)	(158)	(10,146)

Operating income	2,984	6,158	1,116	(194)	10,064

Capital expenditures	2,914	5,299	1,705	306	10,224

	September 30,	September 30,	September 30,	September 30,	September 30,
January-December 2010 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	18,301	25,618	15,407	1,411	60,737
Inter-segment revenues	410	138	317	(865)	—
Other operating income and expenses	(10,191)	(12,043)	(11,644)	(1,082)	(34,960)

Operating income before depreciation and amortization (OIBDA)	8,520	13,713	4,080	(536)	25,777

Depreciation and amortization	(2,009)	(3,954)	(3,201)	(139)	(9,303)

Operating income	6,511	9,759	879	(675)	16,474

Capital expenditures	2,021	5,455	3,152	216	10,844

The following table compares segment assets, liabilities and investments in associates at December 31, 2011 and 2010:

	September 30,	September 30,	September 30,	September 30,	September 30,
December 2011
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments in associates	1	3	—	5,061	5,065

Fixed assets	15,070	43,890	28,133	1,541	88,634

Total allocated assets	21,428	62,923	35,247	10,025	129,623

Total allocated liabilities	12,768	27,289	9,754	52,429	102,240

	September 30,	September 30,	September 30,	September 30,	September 30,
December 2010 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments in associates	1	71	—	5,140	5,212

Fixed assets	14,179	45,459	29,329	1,438	90,405

Total allocated assets	23,291	64,963	36,199	5,322	129,775

Total allocated liabilities	11,021	29,093	10,333	47,644	98,091

[1]

In accordance with the organizational scheme approved by the Company in September 2010, Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) (which were formerly part of Telefónica Latin America) form part of the scope of consolidation of Telefónica Europe since January 1, 2011. In order to improve the comparability of segment information, we have revised segment information for 2010, to reflect this new organizational scheme as if it had been implemented as of January 1, 2010.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure, whose main changes involve:

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks, Europe and Latin America.

•

The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, São Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximizing the advantages of its large customer base.

•

The creation of a Global Resources operating unit designed to seek the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global company.

This new organizational structure will revolve around a nine-member Executive Committee, supported by a Transformation Committee composed of the Company’s key executives.

For informational purposes, segment information for 2011 presented in accordance with the new definition of the Telefónica Group regions is as follows:

	September 30,	September 30,	September 30,	September 30,
January-December 2011
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	28,831	31,891	2,115	62,837
Inter-segment revenues	110	183	(293)	—
Other operating income and expenses	(18,057)	(22,803)	(1,767)	(42,627)

Operating income before depreciation and amortization (OIBDA)	10,884	9,271	55	20,210

Depreciation and amortization	(4,770)	(5,076)	(300)	(10,146)

Operating income	6,114	4,195	(245)	10,064

Capital expenditures	5,263	4,515	446	10,224

Investments in associates	3	1	5,061	5,065

Fixed assets	43,716	42,584	2,334	88,634

Total allocated assets	65,475	55,738	8,410	129,623

Total allocated liabilities	27,124	21,910	53,206	102,240

(6)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS

Business combinations

2011

Acquisition of Acens Technologies, S.L.

On June 7, 2011, the Telefónica Group finalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises.

The purchase consideration cost was approximately 55 million euros. The preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed in the transaction generated goodwill of 52 million euros.

2010

Acquisition of Brasilcel, N.V.

During 2010, the identifiable assets acquired and liabilities assumed at the acquisition date were recognized and measured.

These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts has been considered in addition to the various considerations made in determining these fair values.

The provisional carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and liabilities assumed at the acquisition date, after the allocation purchase price, in this transaction were as follows:

	September 30,	September 30,
Millions of euros	Brasilcel, N.V.
	Carrying amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)

Value of net assets	6,219	8,419
Purchase consideration cost		18,408

Goodwill	—	9,989

Had the acquisition taken place on January 1, 2010, the Telefónica Group’s revenues from operations and OIBDA in 2010 would have been approximately 2,400 million and 890 million euros higher, respectively.

Acquisitions of non-controlling interests

2011

Acquisition of non-controlling interests of Vivo Participações

As described in Note 3, on October 26, 2010, Telefónica, S.A. announced a tender offer for the acquisition of all outstanding voting shares of Vivo Participações, S.A. (Vivo Participações) not already owned or controlled by Telefónica, representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of Vivo Participações’ capital stock for 539 million euros, for a total of 62.3%.

In addition, on March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, owns 100% of the shares of Vivo Participações. The impact to equity of non-controlling interests from this transaction was a decrease of 661 million euros.

2010

No significant acquisitions of non-controlling interests occurred in 2010.

(7)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in 2011 are as follows:

	September 30,	September 30,	September 30,
Millions of euros	Intangible assets	Property, plant and equipment	Total
Opening balance at December 31, 2010	25,026	35,797	60,823

Additions	2,837	7,387	10,224
Depreciation and amortization	(3,476)	(6,670)	(10,146)
Retirements/disposals	(14)	(187)	(201)
Translation differences and monetary correction	(836)	(458)	(1,294)
Changes in scope of consolidation, transfers and other	527	(406)	121

Ending balance at December 31, 2011	24,064	35,463	59,527

“Additions” of intangible for 2011 mainly include the acquisition of spectrum in Spain in the amount of 842 million euros, the acquisition of spectrum in frequency band H (1.9 GHz/2.1 GHz)

in Brazil in the amount of 349 million, and the acquisition of spectrum in Costa Rica for 68 million euros.

The movement in “Goodwill” in the year is as follows:

September 30,
Millions of euros	Goodwill
Opening balance at December 31, 2010	29,582

Translation differences and monetary correction	(524)
Additions	52
Retirements/disposals	(3)

Ending balance at December 31, 2011	29,107

“Additions” of intangibles for 2011 are comprised of the goodwill generated from the acquisition of Acens Technologies, S.L.

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2011 and 2010 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.

In addition, sensitivity analysis were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.

(8)	RELATED PARTIES

Significant shareholders

The main transactions carried out between Telefónica Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), and their subsidiaries, are described below. All of these transactions were carried out at market prices.

	September 30,	September 30,
Revenues and expense:	January-December
Millions of euros	2011	2010
Finance expenses	42	33
Leases	3	4
Receipt of services	40	36
Purchase of goods	3	3

EXPENSES	88	76

Finance income	20	18
Dividends received	9	16
Services rendered	254	226
Sale of goods	34	39
Other income	3	20

REVENUES	320	319

	September 30,	September 30,
Other transactions	January-December
Millions of euros	2011	2010
Finance arrangements: loans and capital contributions (lender)	647	378
Financing arrangements: loans and capital contributions (borrower)	908	987
Finance leases (lessee)	11	8
Repayment or cancellation of loans and lease agreements	3	3
Guarantees and deposits given	641	969
Guarantees and deposits received	—	2
Commitments acquired	61	29
Dividends and other distributed earnings	880	737
Other transactions—derivatives (nominal volume)	24,091	11,997

Associates

The composition of amounts recognized in the consolidated statements of financial position and consolidated income statements related to associates is as follows:

	September 30,	September 30,
Millions of euros	12/31/11	12/31/10
Investments in associates	5,065	5,212
Non-current loans to associates	3	604
Current loans to associates	682	43
Receivables from associates for current operations	69	84
Loans granted by associates	347	147
Payables to associates for current operations	93	46

	September 30,	September 30,
Millions of euros	January-December
	2011	2010
Share of profit (loss) of associates	(635)	76
Revenue from operations with associates	578	518
Operating expenses from operations with associates	617	906

The year 2011 reflects the impact of the adjustment made by Telco, S.p.A. to the value of its stake in Telecom Italia which, coupled with the impact of operational synergies considered in the investment made in this company and its contribution to the profit of the year, resulted in a negative impact on “Share of (loss) profit of associates” of 620 million euros.

In addition, Telefónica purchased China Unicom shares during 2011 in the amount of 358 million euros (see Note 3).

Directors’ and senior executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors 2011 and 2010 are as follows:

	September 30,	September 30,
Directors:	January - December
(Thousands of euros)	2011	2010
Fixed remuneration	12,486	12,594
Variable remuneration	8,167	8,186
Attendance fees	320	321
Shares options and/or other financial instruments	4,698	4,031
Other (1)	2,481	2,487

TOTAL	28,152	27,619

(1)

“Others” includes amounts received for: (i) medical and dental insurance premiums; (ii) compensation for membership of the various regional advisory committees, including the Telefónica Corporate University Advisory Council; and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan).

	September 30,	September 30,
Other benefits for directors:	January - December
(Thousands of euros)	2011	2010
Pension funds and plans: contributions	25	25
Life insurance premiums	153	112

TOTAL	178	137

On the other hand, detailed below is the total compensation awarded to Executive Management of the Company (excluding those that are part of the Board of Directors) for fiscal years 2011 and 2010, noting that in the current year, due to the new organization of the consolidated Telefónica Group, the number of members that make up the Executive Committee has increased. Likewise, we note that the indicated amounts in the above mentioned diagram include, among others, contributions to the Social Forecast Plan which exists at the Company. We also note that these amounts include a pending contribution to this plan related to a specific Executive.

	September 30,	September 30,
Executives:	January - December
(Thousands of euros)	2011	2010
Total compensation paid to Directors	19,562	14.641

(9)	EQUITY

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 4,910 million euros of profit in 2011.

Accordingly, the Company’s Board of Directors, at its meeting on February 22, 2012, resolved to submit the following proposed distribution of 2011 profit for approval at the Shareholders’ Meeting:

September 30,
Millions of euros

Total distributable profit	4,910

Interim dividend (paid in May 2011)	3,394

Goodwill reserve	2

Voluntary reserves	1,514

Total	4,910

Dividends

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

Dividends paid in 2010

At its meeting of April 28, 2010, the Company’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.

In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 dividend per share outstanding with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

Treasury shares

The following transactions involving treasury shares were carried out in 2011 and 2010:

September 30,
Number of shares
Treasury shares at 12/31/10	55,204,942

Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan	(2,900,189)

Treasury shares at 12/31/11	84,209,364

Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan	(2,964,437)

Treasury shares at 12/31/10	55,204,942

The amount paid to acquire treasury shares in 2011 was 822 million euros (897 million euros in 2010). Treasury shares sold in 2011 amounted to 445 million euros. This included 371 million euros related to the strategic alliance with China Unicom (see Note 3).

At the date of authorization for issue of these interim financial statements, Telefónica held 234 million call options on treasury shares subject to physical settlement (190 million and 160 million options on treasury shares at December 31, 2011 and 2010, respectively).

The Company also holds a derivative financial instrument on approximately 26 million Telefónica shares, subject to net settlement, which is included under “Current interest-bearing debt” in the consolidated statement of financial position.

Net equity attributable to non-controlling interests

Fiscal year 2011 was highlighted by the impact of the Exchange of Telesp shares for shares of Vivo Participações, which amount to a net decrease of 661 million euros. We further highlight the public offering of minority shares with voting rights for Vivo Participações which occurred during the year, as well as the acquisition by Telefonica of an additional 2.7% of capital of the Brazilian Company for an amount of 539 million euros, reaching a total percentage of 62.3% ownership (See Note 6).

(10)	FINANCIAL ASSETS AND LIABILITIES

The breakdown of financial assets and liabilities of the Telefónica Group at December 31, 2011 and 2010 is as follows:

Millions of euros	December 31, 2011
	Fair value through profit or loss		Available- for-sale	Hedges	Amortized cost	Held-to- maturity investments	Total carrying amount
	Held for trading	Fair value option
Non-current financial assets	1,574	273	1,310	2,720	2,798	3	8,678

Equity investments	—	—	680	—	—	—	680
Long-term credits	—	273	630	—	1,322	3	2,228
Deposits and guarantees	—	—	—	—	1,875	—	1,875
Derivative instruments	1,574	—	—	2,720	—	—	4,294
Provisions	—	—	—	—	(399)	—	(399)

Current financial assets	165	171	518	225	5,024	657	6,760

Financial investments	165	171	518	225	889	657	2,625
Cash and cash equivalents	—	—	—	—	4,135	—	4,135

Total financial assets	1,739	444	1,828	2,945	7,822	660	15,438

	September 30,	September 30,	September 30,	September 30,	September 30,
Millions of euros	December 31, 2011
	Fair value through profit or loss		Hedges	Amortized cost	Total carrying amount
	Held for trading	Fair value option
Issues	—	—	—	42,239	42,239
Interest-bearing debt	1,246	—	1,203	21,623	24,072

Total financial liabilities	1,246	—	1,203	63,862	66,311

Millions of euros	December 31, 2010
	Fair value through profit or loss		Available- for-sale	Hedges	Amortized cost	Held-to- maturity investments	Total carrying amount
	Held for trading	Fair value option
Non-current financial assets	948	211	1,194	1,630	3,423	—	7,406

Equity investments	—	—	597	—	—	—	597
Long-term credits	12	211	597	—	2,118	—	2,938
Deposits and guarantees	—	—	—	—	1,680	—	1,680
Derivative instruments	936	—	—	1,630	—	—	2,566
Provisions	—	—	—	—	(375)	—	(375)

Current financial assets	272	160	309	201	4,604	248	5,794

Financial investments	272	160	309	201	384	248	1,574
Cash and cash equivalents	—	—	—	—	4,220	—	4,220

Total financial assets	1,220	371	1,503	1,831	8,027	248	13,200

	September 30,	September 30,	September 30,	September 30,	September 30,
Millions of euros	December 31, 2010
	Fair value through profit or loss		Hedges	Amortized cost	Total carrying amount
	Held for trading	Fair value option
Issues	—	—	—	39,692	39,692
Interest-bearing debt	695	—	806	19,907	21,408

Total financial liabilities	695	—	806	59,599	61,100

The movements in the Group’s issues in the years ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
Issues Millions of euros	Balance at 12/31/10	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at 12/31/2011
Debt securities issued in an EU member state, which required the registration of a prospectus	26,035	2,300	(2,282)	47	26,100
Debt securities issued in an EU member state, which did not require the registration of a prospectus	203	—	—	16	219
Other debt securities issued outside of EU member states	13,454	2,448	(1,019)	1,037	15,920

TOTAL	39,692	4,748	(3,301)	1,100	42,239

	September 30,	September 30,	September 30,	September 30,	September 30,
Issues Millions of euros	Balance at 12/31/09	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at 12/31/2010
Debt securities issued in an EU member state, which required the registration of a prospectus	23,716	3,927	(1,678)	70	26,035
Debt securities issued in an EU member state, which did not require the registration of a prospectus	183	—	—	20	203
Other debt securities issued outside of EU member states	11,944	3,314	(3,189)	1,385	13,454

TOTAL	35,843	7,241	(4,867)	1,475	39,692

The description of the main issues or cancellations in 2011 is as follows (in millions of euros):

Name of the issuer	ISIN code	Issue / Cancellation	Type of security	Transaction date	Nominal amount	Issue currency	Outstanding balance (EUR)	Interest rate	Listing market
Telefónica Emisiones, S.A.U.	XS058590443	Issue	Bond	02/07/2011	1,200	EUR	1,200	4.750%	London
Telefónica Emisiones, S.A.U.	US87938WAN39	Issue	Bond	02/16/2011	1,250	USD	966	3.992%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAP86	Issue	Bond	02/16/2011	1,500	USD	1,159	5.462%	NYSE
Telefónica Emisiones, S.A.U.	XS0605116671	Isssue	Bond	03/21/2011	100	EUR	100	4.750%	London
Telefónica Emisiones, S.A.U.	XS0696856847	Issue	Bond	11/03/2011	1,000	EUR	1,000	4.967%	London
Telefónica Emisiones, S.A.U.	XS0697815867	Issue	Bond	11/04/2011	7,000	JPY	70	2.8247%	London
Telefónica Emisiones, S.A.U.	XS0241945236	Cancellation	Bond	02/02/2011	(2,250)	EUR	—	3.750%	London
Telefónica Emisiones, S.A.U.	US87938WAA18	Cancellation	Bond	06/20/2011	(1,000)	USD	—	5.984%	NYSE
Telefónica, S.A.	Several	Issue	Promissory notes	Several	287	EUR	87	1.8764%	AIAF
Telefónica, S.A.	Several	Cancellation	Promissory notes	Several	(243)	EUR	—	1.6182%	AIAF
Telefónica, S.A.	Several	Cancellation	Promissory notes	Several	(62)	EUR	—	13.522%	AIAF
Telefonica Europe, BV	Several	Issue	Commercial paper	Several	6,360	EUR	1,596	1.501%	n/a
Telefonica Europe, BV	Several	Cancellation	Commercial paper	Several	(6,374)	EUR	—	1.320%	n/a
Telefónica de Argentina, S.A.	US879378AK31	Cancellation	Debentures	08/01/2011	(135)	USD	—	8.850%	NY / BCBA
T. Móviles Colombia, S.A.	N/A	Issue	Commercial paper	Several	318,055	COP	127	5.723%	Colombia

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

The main interest-bearing transactions arranged in 2011 are as follows:

•

On March 29, 2011, Atento Inversiones y Teleservicios, S.A.U. and its subsidiaries, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a four-year syndicated loan agreement totaling 235 million euros. At December 31, 2011, the outstanding balance of the credit facility amounted to 228 million euros.

•

On May 3, 2011, Telefónica, S.A. arranged long-term financing for an amount of 376 million U.S. dollars at fixed rates guaranteed by the export credit agencies of Finland (Finnvera). This financing entails four tranches: a tranche of 94 U.S. dollars maturing on January 30, 2020, 90 million U.S. dollars maturing on July 30, 2020, 94 million U.S. dollars maturing on January 30, 2021, and 98 million U.S. dollars maturing on July 30, 2021. At December 31, 2011, none of this credit had been drawn down.

•

On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, with respect to the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million would be extended for a further three years, i.e. until July 2016. At June 30, 2011, this line of credit had been drawn down by 8,000 million euros (6,000 million euros at December 31, 2011).

•

On September 20, 2011, Vivo, S.A. arranged long-term financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in an amount of 3,000 million Brazilian reais. Principal amounts drawn under this financing at December 31, 2011 amounted to 1,004 million Brazilian reais (equivalent to 414 million euros).

•	On October 31, 2011, Telefónica Brasil signed a loan with Banco do Brasil (BNB) for an amount of 150 million U.S. dollars (equivalent to approximately 116 million euros).

•

On February 12, 2010, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 472 million U.S. dollars at a fixed rate with the guarantee of the Swedish Export Credits Guarantee Board (EKN) for equipment and network purchases from a supplier in this country. This credit facility is divided into three tranches: a tranche of 232 million U.S. dollars maturing on November 30, 2018, another of 164 million U.S. dollars maturing on April 30, 2019, and a third of 76 million U.S. dollars maturing on November 30, 2019. In 2011, draw downs in the amounts of 218 million U.S. dollars and 154 million U.S. dollars were made from the amounts available under the tranches maturing in 2018 and 2019, respectively. As the facility follows a fixed amortization schedule, at December 31, 2011, the outstanding principal amount of this credit facility was 335 million U.S. dollars (equivalent to 259 million euros).

(11)	AVERAGE NUMBER OF GROUP EMPLOYEES

The average numbers of Group employees in 2011 and 2010 are as follows:

	September 30,	September 30,
Average number of employees	2011	2010
Females	149,966	138,653
Males	136,179	130,394

Total	286,145	269,047

The average number of employees at the various companies of the Atento Group performing contact center activities in 2011 and 2010 was 152,197 and 141,036, respectively.

(12)	INCOME TAX

The income tax expense for 2011 includes the reversal of the deferred tax arising on the merger between Brazilian companies Telefónica Brasil and Vivo Participações in October for 1,288 million euros (see Note 3).

Income tax for the year also reflects the tax impact of the Redundancy Plan in Spain (see Note 3), with an offsetting entry in deferred tax assets.

Tax contingencies

Regarding the tax contingencies included in Note 17 to the consolidated annual financial statements for the year ended December 31, 2010, on June 13, 2011, the State Treasury of Sao Paulo issued new assessments on Telefónica Brasil in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- for 2008 and 2009, which are added to the previous assessments. Considering this, the aggregate amount of the assessments, updated to take into account interests, fines and other items, is approximately 1,077 million euros.

Actually, the majority of the disputed cases that have been considered are in contentious phases, and currently under litigation. The company does not expect any of the cases to result in additional liabilities for the Company to consider.

In relation to the case regarding Income Taxes for fiscal years 2000 and 2001, and their respective payments to the account of Telefonica del Peru, S.A.A., the National Superintendant of the Tributary Administration (SUNAT) has emitted a Coactive Resolution of Execution for the receipt of 38 million euros.

(13)	OTHER INFORMATION

Litigation and arbitration

There were no new developments or significant changes with regard to the information on litigation and arbitration included in Note 21 to the consolidated financial statements for the year ended December 31, 2010.

Case before the Directorate-General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 5, 2011, the European Commission sent a request to Telefónica, S.A. for information on the agreements entered into with Portugal Telecom SGPS, S.A. (Portugal Telecom) for the purchase of its ownership interest in Brasilcel, N.V., a joint venture in which both are venturers and owner of Brazilian company Vivo. On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica and Portugal Telecom had infringed on European Union anti-trust laws with respect to a clause contained in these agreements. After responding to a number of requests for information from the European Commission, on September 24, 2011, Telefónica received a list of charges from the European Commission. On January 13, 2012, Telefónica presented its response to the charges.

Commitments

The main developments in 2011 with regard to commitments and information reported thereto included in Note 21 to the consolidated financial statements for the year ended December 31, 2010 are as follows:

Agreements with Portugal Telecom (Brazil)

Within the framework of the agreement signed on July 28, 2010 between Telefónica and Portugal Telecom for the acquisition by Telefónica of shares representing 50% of the capital stock of Brasilcel, Telefónica made the third and final payment, of 2,000 million euros, on October 31, 2011.

Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. In June 2011, the Italian government issued a release letter confirming this expiration. There are no other risks or commitments related to this matter.

Acquisition of radioelectric spectrum by Telefónica Móviles España S.A.U.

Telefónica Móviles España S.A.U. has won the concessions for the private use of public radioelectric spectrum in the 800 MHz, 900 MHz and 2.6 GHz bands, all until December 31, 2030. The total amount these concessions is 842 million euros, of which 441million euros has already been paid, leaving an outstanding amount to be paid by June 1, 2012, of 401 million euros.

The contingencies arising from the litigation and arbitration described in Notes 17 and 21 to the consolidated financial statements for the year ended December 31, 2010, as well as those previously described, were evaluated in the preparation of these interim financial statements. The Group maintains related provisions to cover the estimated impact of the aforementioned contingencies and commitments. The total amount of such provisions in respect of the commitments taken as a whole is not material.

(14)	EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Telefónica Group took place between December 31, 2011 and and the date of authorization for issue of the accompanying interim financial statements:

Financing

•

On January 5, 2012, Telefónica Europe, B.V. arranged financing guaranteed by Telefónica, S.A. with China Development Bank (CDB) for an aggregate amount of 375 million U.S. dollars (equivalent to approximately 290 million euros) at a floating rate and maturing in 2022. The release of the funds from the financing occurred on February 15, 2012.

•	On January 21, 2012, MMO2, Plc repaid at maturity the bonds issued on January 25, 2002, for an aggregate amount of 375 pounds sterling (equivalent to approximately 481 million euros).

•

On February 7, 2012, Telefónica Emisiones, S.A.U., as part of its European medium-term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London, and updated on June 20, 2011, extended the bond issuance made on February 7, 2011 for an initial aggregate amount of 1,200 million euros maturing on February 7, 2017 by 120 million euros. These bonds are guaranteed by Telefónica, S.A.

•

On February 21, 2012, Telefónica Emisiones, S.A.U., as part of its EMTN program registered with the FSA in London, and updated on June 20, 2011, issued bonds for an aggregate amount of 1,500 million euros maturing on February 21, 2018. These bonds are guaranteed by Telefónica, S.A.

Sale of Telefónica’s stake in Hispasat, S.A.

On February 21, 2012, Telefónica de Contenidos, S.A.U., a wholly-owned company by Telefónica, S.A., reached an agreement to sell its 13.23% stake in Hispasat, S.A. to Abertis Telecom, S.A. for 124 million euros in cash, which it will receive when the transaction is closed. Closing of the transaction is subject, inter alia, to approval by the Spanish Cabinet.

(15)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

These interim financial statements are presented on the basis of International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted accounting principles in other countries.

APPENDIX I: CHANGES IN THE SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation in 2011 were as follows:

Telefónica Spain

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises. The purchase consideration amounted to approximately 55 million euros. This company has been included within the Telefónica Group’s scope of consolidation through full consolidation.

In August, Telefónica de España, S.A.U. increased its stake in Iberbanda, S.A. from 51% to 100%. The Telefónica Group still consolidates this company using the full consolidation method.

Telefónica Salud, S.A., a 51% subsidiary of the Group, was sold in the year. The company, which had been fully consolidated in the Telefónica Group, was removed from the scope of consolidation.

Telefónica Latin America

In the month of February 2011 the Consolidated Telefónica Group incorporated the Costa Rican Company, Telefonica Costa Rica, S.A. after disbursing 2.2 million U.S. Dollars in return for 100% of their capital.

On March 25, 2011, the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telecomunicações de São Paulo S.A. – Telesp, approved the terms and conditions of a merger and restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp.

On June 14, 2011, the Board of Directors of Vivo Participações and Telesp approved a restructuring plan with the goal of the simplifying the corporate structure of both companies and driving their integration, while eliminating the corporate structure of Vivo Participações through the incorporation of the totality of their ownership in Telesp, and concentrating the wireless segment in Vivo, S.A. (now a direct subsidiary of Telesp).

In October the corporation resulting from the merger changed their legal name to Telefonica Brasil, S.A.

At year end, the Consolidated Telefonica Group is a 73.9% owner of Telefonica Brasil, who at the same time, is 100% owner of Vivo S.A. shares. Both companies are part of the Consolidated Telefonica Group.

In April, the Spanish company Wayra Investigación y Desarrollo, S.L. was incorporated. Its corporate purpose is to identify talent in Spain and Latin America in the field of new Information and Communication Technologies (ICT), promoting its development through integral support, by providing entrepreneurs with the necessary tools and financing.

Also, throughout the year, Wayra has incorporated companies in Peru, Venezuela, Mexico, Argentina and Colombia, all of which have been included in the Telefónica Group’s scope of consolidation through full consolidation.

As of January 1, 2011, Telefónica Brasil has included GTR Participações e Emprendimentos, S.A., TVA Sul Paraná, S.A., Lemontree, S.A. and Comercial Cabo TV São Paulo, S.A. in its consolidated financial statements through full consolidation. Up until the prior period, the companies had been included in the Company’s consolidated financial statements through the equity method of accounting.

Telefónica Europe

German company Telefónica Germany GmbH & Co. OHG, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Online Services, GmbH, with initial capital of 25,000 euros.

Other companies

In accordance with the strategic partnership agreement reached by Telefónica, S.A. and China Unicom on January 23, 2011, Telefónica, S.A. increased its ownership interest in China Unicom by approximately 1.2% for 358 million euros, reaching 9.6% at the end of the third quarter of 2011. The Telefónica Group continues to account for this investment through the equity method of accounting.

In December Telefónica, S.A., as sole shareholder, incorporated Luxembourg company Telefónica Luxembourg Holding, S.à.r.l., with initial share capital of 12,500 euros. The company has been included in the Telefónica Group’s scope of consolidation through full consolidation.

In December, Telefónica Digital España, S.L., formerly Terra Networks Asociadas, S.L.U., a wholly owned subsidiary of Telefónica, S.A., incorporated Sonora Music Streaming España, S.L. Unipersonal, subscribing and paying out the entire initial share capital of 3 thousand euros.

Also in December, Telefónica, S.A. subscribed and disbursed the total share capital of Telefónica Digital Holdings, S.L.U., which amounted to three thousand euros.

Atento Italia, S.R.L. was dissolved and liquidated in 2011. The company, which had been fully consolidated, was removed from the Telefónica Group’s scope of consolidation.

Solivella Investments, B.V. and 3G Mobile AG, both dissolved in 2011 and previously fully consolidated, were removed from the Telefónica Group’s scope of consolidation.

INTERIM CONSOLIDATED MANAGEMENT REPORT

TELEFÓNICA GROUP

Financial results

Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become the leader in the new digital world and transform the possibilities it brings into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances, in September a new organizational structure was approved. This new structure, which will become fully operational in 2012, will be as follows:

This new organization should bolster the Telefónica Group’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The three differentiated segments, Telefónica Spain (T. Spain), Telefónica Europe (T. Europe) and Telefónica Latin America (T. Latam), have been maintained for the presentation of this report as the organizational change was announced virtually at the end of the year.

The Telefónica Group’s growth strategy for the next few years is geared towards:

•	Improving the customer experience to continue increasing the number of accesses

•	Leading growth:

•	Boosting the penetration of smartphones in all markets to accelerate the growth of mobile data, unlocking the value of its increased usage.

•	Defending the competitive position in the wireline business with a focus on broadband, offering faster speeds, bundled offers and full IP voice and video services.

•	Leveraging growth opportunities arising in an increasingly digital environment, e.g. video, OTT, financial services, cloud computing, eHealth, media.

•	Continuing efforts to transform the Group’s operating model:

•	Increasing network capacity in key markets through technological advances or acquisitions of spectrum.

•	Accelerating the transformation primarily through the systems area.

•	Proceeding towards becoming an international digital and online service provider group.

•	Maximizing economies of scale to boost efficiency

The Telefónica Group has operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Brazil, Mexico and several countries in Central America, and Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica also has an industrial alliance with Telecom Italia, S.p.A. and a strategic alliance with China Unicom, having increased its stake in China Unicom to 9.6% in 2011. In addition, the “Partners Program” was created in 2011 in line with the objective of unlocking the value of Telefónica’s scale. Three operators have already signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage on Telefónica’s scale and to cooperate in key business areas (e.g. roaming, services to multinationals, procurement, handsets).

2011 highlights

The Telefónica Group obtained free cash flow in 2011 of 9,270 million euros, up 9.5% from 2010, while maintaining a strong investment effort amid an adverse economic environment.

Growth in accesses remained strong (7%), driven by an 8.4% increase in mobile accesses.

Also noteworthy was the sharp growth of the data business, thanks to increasing mobile broadband penetration to a rate of 16% of Telefónica’s mobile access base in 2011, up from 11% in 2010.

Meanwhile, revenue in Latin America grew 3.5%, making it the Group’s main growth driver, contributing 6.4 percentage points to consolidated revenue growth (excluding the exchange rates and the impact of hyperinflation in Venezuela), and representing 47% of revenue and 54% of OIBDA.

Investment remained high (10,224 million euros of capex, including 1,296 million euros of spectrum acquisitions in Spain, Brazil, Costa Rica and Colombia), thus ensuring future growth.

ACCESS INFORMATION (thousands of euros):

	September 30,	September 30,	September 30,
	2010	2011	%Var 10/11

Fixed telephony accesses (1)	41,355.7	40,119.2	-3.0%

Internet and data accesses	18,611.4	19,134.2	2.8%

Narrowband	1,314.1	909.2	-30.8%

Broadband (2)	17,129.6	18,066.3	5.5%

Other (3)	167.8	158.7	-5.4%

Mobile accesses	220,240.5	238,748.6	8.4%

Prepay	151,273.9	162,246.9	7.3%

Contract	68,966.6	76,501.7	10.9%

Pay TV (4)	2,787.4	3,309.9	18.7%

Unbundled loops	2,529.2	2,928.7	15.8%

Shared ULL	264.0	205.0	-22.3%

Full ULL	2,265.3	2,723.7	20.2%

Wholesale ADSL (5)	687.4	849.3	23.6%

Other (6)	1,420.7	1,518.0	6.8%

Final Clients Accesses	282,994.9	301,311.8	6.5%

Wholesale Accesses	4,637.4	5,296.0	14.2%

Total Accesses	287,632.3	306,607.8	6.6%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access; 2/6 x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	Includes 151 thousand clients of TVA from June 2011.
(5)	Includes ULL rented by T. Germany and T. UK.
(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

ACCESS INFORMATION BY REGION:

As the preceding chart shows, Telefónica managed to capture market growth (see table on accesses) despite the economic downturn, the negative impact of regulatory developments and stiff competition.

The Telefónica Group’s strategy is predicated on capturing growth in its markets and especially on attracting high-value customers. This strategy led to a 7% increase in total accesses, driven primarily by the mobile business, with growth in mobile broadband and higher penetration of contract accesses. Total mobile broadband customers stood at 38 million at December 31, 2011, representing a 16% penetration of the Group’s total mobile access base.

In addition to the explanation of 2011 results, the Telefónica Group holds significant direct and indirect stakes (of over 5% in all cases) in listed telecommunications companies other than in those in which it has control. These are China Unicom, Telecom Italia, S.A., Zon Multimedia, S.p.A. and Hispasat, S.A.

Consolidated results

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011		2010		2011 vs 2010
	Total	% Revenues	Total	% Revenues	Variation	%

Revenues	62,837	100.0%	60,737	100.0%	2,100	3.5%
Other income	2,107	3.4%	5,869	9.7%	(3,762)	-64.1%
Supplies	(18,256)	-29.1%	(17,606)	-29.0%	(650)	3.7%
Personnel expenses	(11,080)	-17.6%	(8,409)	-13.8%	(2,671)	31.8%
Other expenses	(15,398)	-24.5%	(14,814)	-24.4%	(585)	3.9%

OPERATING INCOME BEFORE DEPRETIATION AND AMORTIZATION (OIBDA)	20,210	32.2%	25,777	42.4%	(5,567)	-21.6%
Depreciation and amortization	(10,146)	-16.1%	(9,303)	-15.3%	(843)	9.1%

OPERATING INCOME	10,064	16.0%	16,474	27.1%	(6,410)	-38.9%
Share of (loss) profit of associates	(635)	-1.0%	76	0.1%	(711)	-940.3%
Net financial expense	(2,941)	-4.7%	(2,649)	-4.4%	(292)	11.0%
Corporate income tax	(301)	-0.5%	(3,829)	-6.3%	3,527	-92.1%

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	6,187	9.8%	10,072	16.6%	(3,885)	-38.6%
Profit after tax from discontinued operations	—		—		—

PROFIT FOR THE PERIOD	6,187	9.8%	10,072	16.6%	(3,885)	-38.6%
Non-controlling interests	(784)	-1.2%	95	0.2%	(879)	-925.5%
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	5,403	8.6%	10,167	16.7%	(4,765)	-46.9%

Comparison of consolidated results in 2011 with 2010 reflects the impact of the consolidation of 100% of Vivo from October 1, 2010 and the consolidation of 50% until then.

Revenue from operations: Revenue from operations rose 3.5% in 2011 to 62,837 million euros. The full consolidation of Vivo had an impact of 2,396 million euros. Meanwhile, exchange rates and the impact of hyperinflation in Venezuela detracted 0.7pp from revenue growth in 2011. Excluding both impacts, revenues would have been largely flat in 2011, with Latin America representing largest share of revenue (47%) and making the largest contribution to growth.

Revenue growth in general was driven by the growth of accesses, as average revenue per access for the Group fell on the back of a decrease in average revenue per mobile access in Spain and Europe and widespread falls in the wireline voice business. Excluding the impact of the cut to interconnection rates, revenue growth was slightly more than 1pp higher.

Other income: This shows the proceeds from the disposal of non-strategic items of property, plant and equipment in the year, mainly in Latin America (541 million euros), and the positive impact of the partial reduction in the Group’s economic stake in Portugal Telecom (184 million euros). The difference with 2010 is mainly due to the recognition in 2010 of the positive impact related to the previously held investment in Brasilcel, of 3,797 million euros. The figure for 2010 also includes the gains on the sale of non-strategic property, plant and equipment and the sale of Manx, for 260 million euros and 61 millones euros, respectively. Other income in 2011 also reflects the impact of lower ancillary income.

Total expenses, including supplies, personnel expenses and other expenses (mainly external services and taxes other than income tax): Total expenses in 2011 were 44,734 million euros, up 9.6%. The increase reflects the impact of the Vivo’s full consolidation from October 2010, of 1,574 million euros, and the increase in personnel expenses due to the recognition in 2011 of 2,671 million euros of restructuring costs related to the labor force reduction plan approved by the Group in Spain. In 2010, personnel expenses included 658 million euros of costs from the restructuring of workforces of several companies. Also in 2010, 400 million euros were recognized in relation to Telefónica Foundation’s social program.

Excluding the aforementioned effects, total expenses outstripped revenue growth slightly due to:

•

Supply and external services related to stronger commercial activity following the increasing take-up of smartphones in all regions, which implies higher handset costs in Latin America due to greater levels of commercial activity and to higher spending on 3G network deployment. However, total supplies were offset by lower mobile interconnection expenses.

•	Personnel expenses related to the internalization process in Brazil and wage growth linked to inflation in countries with high inflation rates.

As a result of the above, OIBDA in 2011 amounted to 20,210 million euros.

Depreciation and amortization increased by 9.1% in 2011, reflecting both the full consolidation of Vivo and the amortization of assets in Vivo’s purchase price allocation (336 million euros in 2011 compared to 84 million euros in 2010).

The share of profit (loss) of associates shows a loss of 635 million euros in 2011, compared to a profit of 76 million euros in 2010. The difference is due to the impact of the write-down by Telco S.p.A of its stake in Telecom Italia coupled with the impact of operational synergies considered in the investment made in this company, and the removal of Portugal Telecom from the consolidation scope.

Net financial expenses increased by 11% in 2011 to 2,941 million euros, mostly on the back of the 11% increase in average financial debt to a total of 56,351 million euros. This implied an average cost of debt of 5.22% which, adjusting for exchange rate differences, fell to below 5% (4.91%). Net financial debt increased by 711 million euros in the year to 56,304 million euros at December 31, 2011.

Corporate income tax in 2011 totaled 301 million euros, on profit before tax of 6,488 million euros. The income tax expense for 2011 includes the reversal of the deferred tax arising on the merger between Brazilian companies Telesp and Vivo in October for 1,288 million euros (952 million euros in profit for the year attributable to equity holders of the parent), which then became tax deductible under Brazilian taxation.

Profit attributable to non-controlling interests detracted 784 million euros from net profit in 2011. This was mainly due to non-controlling interests’ share in the profits of Telefónica Brasil (864 millions euros), which was affected by the reversal for the exchange of Telesp shares for shares of Vivo Participaçoes, and in Telefónica Czech Republic (95 million euros). These impacts more than offset the non-controlling interests’ share of losses of Telefónica Telecom in Colombia.

In all, consolidated profit for 2011 amounted to 5,403 million euros.

Risks and uncertainties

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant:

Group related risks

Country risk (investments in Latin America).

At December 31, 2011, approximately 48.5% of the Group’s assets were located in Latin America. In addition, approximately 46.5% of its revenues from operations for 2011 were derived from its Latin American operations. At December 31, 2011 approximately 54.5% of its assets and 49.0% of the income from the Latin American segment were derived from its Brazil transactions. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•

government regulation or administrative polices, as well as the terms of licenses and concessions under which the Telefónica Group operates, may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	inflation may rise, currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Foreign currency and interest rate risk.

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk. These risk management strategies may not achieve the desired effect, while these hedges are exposed to counterparty risk.

Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the increasing concerns regarding the burgeoning deficits of some European countries. Companies all around Europe are being affected, but especially those in these countries for this reason. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt –at December 31, 2011, average net debt maturing in the next six years is approximately 6,850 million euros per year- or take on additional debt if necessary.

In addition, the capacity to raise capital in the international capital markets would be impaired in terms of access and cost if Telefónica’s credit ratings were downgraded. Despite this uncertainty, after the downgrade of the long term credit rating, Telefónica raised funds in the capital markets in 2011, through its subsidiary Telefónica Emisiones, S.A.U., for an aggregate amount of 4,495 million euros. In February 2012, it tapped the European market with a 1,500 million euro issue of bonds maturing February 21, 2018 with an annual coupon of 4.797%.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 24% of which, at December 31, 2011, initially mature prior to December 31, 2012. Finally, the current financial situation could make it more difficult and costly for our shareholders to raise funds.

Risks related to our industry

Current global economic situation.

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is high in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, in light of the sovereign debt crisis in certain Euro Area countries and rating downgrades of this debt in certain countries, uncertainty remains regarding the situation of the crisis and the euro. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financial and/or obtain liquidity. This could have an adverse impact on the Group’s businesses, financial position, results or cash flow.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Highly regulated markets.

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a dominant position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices compared to the end of 2010 of over 83%) and Germany (cuts of over 50% since December 2010). In Spain, in December 2011, the regulator (CMT) launched a public consultation on mobile network call termination rates, proposing a reduction of between 75% and 80%.

Other services with regulated prices include SMS and call roaming. In this case, a declining scale for maximum wholesale and retail prices is in place, with Telefónica already having been forced to cut the maximum prices of voice calls, text messages and wholesale roaming prices by 2012 by 11.43%, 36.36% and 60%, respectively, from those in force in mid 2011. In July, the European Commission released a proposal for a review of the Roaming Regulation aimed at achieving a long-term solution. According to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

Finally, regarding net neutrality, the Commission released a Report on Net Neutrality in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. Moreover, the Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is a move to review –and reduce- mobile network termination prices. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the regulation fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

Meanwhile, the regulatory landscape in Europe has changed as a consequence of the approval in 2009 of the European Union’s common regulatory framework, which had to be transposed into national law by Member States by May 2011. However, as of the date of preparation of this Document, of the countries in which the Telefónica Group operates, Spain and Germany had yet to transpose this community law. The regulatory principles established suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently recording the respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or even revocation or forfeiture of the license, authorization or concession.

In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/or in harm to future growth of certain businesses.

Highly competitive markets and markets subject to constant technological development.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This can force Telefónica to investment in the development of new products, technology and services so it can continue to complete effectively with current or future competitors. This can reduce the revenue margins it obtains. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are arising from mobile internet.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, heft investment is required to deploy these networks, which entails fully or partially substituting the copper of the access to with fiber optics. As things stand now, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of these network upgrade tasks and the ability to offer new products or services is not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Limitations on spectrum capacity could be costly and curtail growth.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and assume the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, potential adversely affecting the Group’s financial position and results of operations.

Specifically, in Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. Regarding the allocation of new spectrum and the related costs, in 2011, additional spectrum was awarded in Spain covering all bands attributed to mobile services for a total costs for all blocks of approximately 842 million euros.

Supplier failures.

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

Risks associated with unforeseen network interruptions.

Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not always effective. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate for potential losses.

Electromagnetic radio emissions and possible health risks.

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health.

This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

The specialized body of the World Health Organization in research on cancer (IARC) recently (May 2011) classified electromagnetic fields of mobile telephony as “possibly carcinogenic” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it was announced that in 2012 a formal assessment of this risk will be conducted, taking into account all scientific evidence available.

Regardless of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan of the various countries in which it provides services to assure compliance of codes of good practices and relevant regulations, this concern, which may affect the capacity to capture or retain customers or may discourage the use of the mobile telephone, should not be ruled out.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

Risk of asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s operating results. In this respect, the Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made. In 2011, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment, resulted in a negative impact of 620 million euros.

Other risks

Litigation and other legal proceedings.

Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome in, or any settlement of, these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 24th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer